# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Osisko Gold Royalties Ltd, CIK 0001627272
CUSIP: 68827L101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1100 Avenue des Canadiens-de-Montreal, Suite 300, Montreal, Quebec Canada (A8), H3B 2S2
Date of event which requires filing of this statement: 04/01/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Unknown (XX); sole voting power 6,364,002; shared voting power 8,258; sole dispositive power 6,364,055; shared dispositive power 8,258; aggregate amount beneficially owned 6,372,313 (3.41% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 6,013,585; shared voting power 8,258; sole dispositive power 6,013,638; shared dispositive power 8,258; aggregate amount beneficially owned 6,021,896 (3.22% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,123,496; shared voting power 6,468; sole dispositive power 1,123,549; shared dispositive power 6,468; aggregate amount beneficially owned 1,130,017 (0.6% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 53; sole dispositive power 0; shared dispositive power 53; aggregate amount beneficially owned 53 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,830; shared voting power 0; sole dispositive power 3,830; shared dispositive power 0; aggregate amount beneficially owned 3,830 (0.02% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,082,213; shared voting power 0; sole dispositive power 1,082,213; shared dispositive power 0; aggregate amount beneficially owned 1,082,213 (0.58% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,890,089; shared voting power 1,790; sole dispositive power 4,890,089; shared dispositive power 1,790; aggregate amount beneficially owned 4,891,879 (2.62% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,217; shared voting power 0; sole dispositive power 1,217; shared dispositive power 0; aggregate amount beneficially owned 1,217 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 1,217; shared voting power 0; sole dispositive power 1,217; shared dispositive power 0; aggregate amount beneficially owned 1,217 (0% of the class)
- BANK OF MONTREAL, TORONTO BRANCH: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 349,200; shared voting power 0; sole dispositive power 349,200; shared dispositive power 0; aggregate amount beneficially owned 349,200 (0.18% of the class)

## Item 1. Issuer
Name of issuer: Osisko Gold Royalties Ltd
Address of issuer's principal executive offices:
1100 Avenue des Canadiens-de-Montreal
Suite 300
Montreal, QUEBEC, CANADA
H3B 2S2

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BANK OF MONTREAL, TORONTO BRANCH
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - UNKNOWN

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BANK OF MONTREAL, TORONTO BRANCH - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,374,103
Percent of class: 3.41
Sole power to vote or to direct the vote:
Bank of Montreal - 6,364,002

BANK OF MONTREAL HOLDING INC. - 6,013,585

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 1,123,496

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 3,830

BMO ASSET MANAGEMENT INC. - 1,082,213

BMO NESBITT BURNS INC. - 4,890,089

BMO FINANCIAL CORP. - 1,217

BMO BANK N.A. - 1,217

BANK OF MONTREAL, TORONTO BRANCH - 349,200
Shared power to vote or to direct the vote:
Bank of Montreal - 8,258

BANK OF MONTREAL HOLDING INC. - 8,258

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 6,468

BMO NESBITT BURNS SECURITIES LTD. - 53

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 1,790

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BANK OF MONTREAL, TORONTO BRANCH - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 6,364,055

BANK OF MONTREAL HOLDING INC. - 6,013,638

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 1,123,549

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 3,830

BMO ASSET MANAGEMENT INC. - 1,082,213

BMO NESBITT BURNS INC. - 4,890,089

BMO FINANCIAL CORP. - 1,217

BMO BANK N.A. - 1,217

BANK OF MONTREAL, TORONTO BRANCH - 349,200
Shared power to dispose or to direct the disposition:
Bank of Montreal - 8,258

BANK OF MONTREAL HOLDING INC. - 8,258

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 6,468

BMO NESBITT BURNS SECURITIES LTD. - 53

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 1,790

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BANK OF MONTREAL, TORONTO BRANCH - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)
- BANK OF MONTREAL, TORONTO BRANCH: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/09/2025)